SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 4)*

Virtus Investment Partners, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92828Q109
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[x]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sonoma Capital, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

377,500

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

377,500

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

377,500

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sonoma Capital, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

377,500

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

377,500

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

377,500

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sonoma Capital Management, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

377,500

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

377,500

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

377,500

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Thorp Roth IRA, HSBC Bank USA, N.A. as Custodian

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

377,500

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

377,500

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

377,500

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Thorp IRA, HSBC Bank USA, N.A. as Custodian

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

0
7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Thorp

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

755,000

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

755,000

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

755,000

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.0%

12.TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the "Common Stock") of Virtus Investment Partners, Inc. (the "Issuer") beneficially owned by the Reporting Persons (as defined below) as of February 1, 2011 and amends and supplements the Schedule 13G originally filed on March 13, 2009, as subsequently amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a).Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

• Sonoma Capital, LP;
• Sonoma Capital, LLC;
• Sonoma Capital Management, LLC;
• Jeffrey Thorp Roth IRA, HSBC Bank USA, N.A. as Custodian (the “HSBC Roth IRA”); and
• Jeffrey Thorp.

Item 2(b).Address of Principal Business Office or, if None, Residence:

Each Reporting Person has a business address at 805 Third Avenue, 16th Floor, New York, New York 10022.

Item 2(c).Citizenship:

The Sonoma Capital, LP is a Delaware limited partnership.

Each of Sonoma Capital, LLC and Sonoma Capital Management, LLC is a Delaware limited liability company.

The HBSC Roth IRA is an individual Roth retirement account of Jeffrey Thorp with its custodian located in the State of New York.

Jeffrey Thorp is a citizen of the United States.

Item 4.Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Collectively, the Reporting Persons beneficially own 755,000 shares of Common Stock, representing 12.0% of the outstanding shares of Common Stock.

I.      Sonoma Capital, LP
     (a)    Amount beneficially owned: 377,500
     (b)    Percent of class: 6.0%
     (c)    Number of Common Shares as to which the Reporting Person has:

      (i) Sole power to vote or direct the vote: 0
      (ii) Shared power to vote or direct the vote: 377,500 (See Note 1.)
                          (iii) Sole power to dispose or direct the disposition: 0
                          (iv) Shared power to dispose or direct the disposition: 377,500 (See Note 1.)

II.   Sonoma Capital, LLC
       (a)   Amount beneficially owned: 377,500
       (b)   Percent of class: 6.0%
               (c)   Number of Common Shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 377,500 (See Note 1.)
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 377,500 (See Note 1.)

III.        Sonoma Capital Management, LLC
    (a)       Amount beneficially owned: 377,500
    (b)       Percent of class: 6.0%
    (c)       Number of Common Shares as to which the Reporting Person has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 377,500 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 377,500 (See Note 1.)

IV.      HSBC Roth IRA
   (a)        Amount beneficially owned: 377,500
                  (b)        Percent of class: 6.0%
                  (c)        Number of Common Shares as to which the Reporting Person has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 377,500 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 377,500 (See Note 1.)

V.     Jeffrey Thorp
 (a)          Amount beneficially owned: 755,000
                (b)          Percent of class: Less than 12.0%
                (c)          Number of Common Shares as to which the Reporting Person has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 755,000 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 755,000 (See Note 1.)

Note 1:  Sonoma Capital, LLC is the general partner of Sonoma Capital, LP.  Jeffrey Thorp is the managing member of Sonoma Capital, LLC.  Sonoma Capital Management, LLC is the investment manager of Sonoma Capital, LP.  Jeffrey Thorp is the managing member of Sonoma Capital Management, LLC.  As a result, Sonoma Capital, LP, Sonoma Capital Management, LLC, Sonoma Capital LLC and Jeffrey Thorp may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock owned by Sonoma Capital, LP

Jeffrey Thorp is the controlling person of the HSBC Roth IRA.  As a result, Jeffrey Thorp may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock owned by the HSBC Roth IRA.

Item 8.Identification and Classification of Members of the Group.

See Item 2(a) in lieu of an Exhibit.

Item 9.Notice of Dissolution of Group.

Jeffrey Thorp IRA, HSBC Bank USA, N.A. as Custodian no longer owns any shares of Common Stock and is no longer a member of the group with the other Reporting Persons.

Item 10.Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2011

SONOMA CAPITAL, LP
By: Sonoma Capital, LLC, as General Partner

By:  /s/ Jeffrey Thorp
             Jeffrey Thorp,
             Managing Member

SONOMA CAPITAL MANAGEMENT, LLC

By:  /s/ Jeffrey Thorp
             Jeffrey Thorp,
             Managing Member

SONOMA CAPITAL, LLC

By:  /s/ Jeffrey Thorp
             Jeffrey Thorp,
             Managing Member

JEFFREY THORP ROTH IRA, HSBC BANK USA, N.A. AS CUSTODIAN

By:  /s/ Jeffrey Thorp
             Jeffrey Thorp,

JEFFREY THORP IRA, HSBC BANK USA, N.A. AS CUSTODIAN

By:  /s/ Jeffrey Thorp
             Jeffrey Thorp,

/s/ Jeffrey Thorp
     Jeffrey Thorp

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G, as amended, with respect to the common stock of Virtus Investment Partners, Inc. dated as of February 11, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  February 11, 2011

SONOMA CAPITAL, LP
By: Sonoma Capital, LLC, as General Partner

By:  /s/ Jeffrey Thorp
             Jeffrey Thorp,
             Managing Member

SONOMA CAPITAL MANAGEMENT, LLC

By:  /s/ Jeffrey Thorp
             Jeffrey Thorp,
             Managing Member

SONOMA CAPITAL, LLC

By:  /s/ Jeffrey Thorp
             Jeffrey Thorp,
             Managing Member

JEFFREY THORP ROTH IRA, HSBC BANK USA, N.A. AS CUSTODIAN

By:  /s/ Jeffrey Thorp
             Jeffrey Thorp,

/s/ Jeffrey Thorp
     Jeffrey Thorp